Exhibit 4.4

SERVICING AGREEMENT

(msn(s) [          ])

THIS SERVICING AGREEMENT dated as of [____________] (this “Agreement”), is among BBAM US LP, a Delaware limited partnership (“BBAM”), BBAM AVIATION SERVICES LIMITED, a company incorporated under the laws of Ireland (“BBAM Ireland” and together with BBAM, the “Servicers,” each a “Servicer”) and [ENTITY NAME], a [______] company (the “Company”).

[WHEREAS, the Company holds 100% of the beneficial interest in an owner trust created pursuant to that certain Trust Agreement dated [________] between [________], not in its individual capacity but solely as owner trustee (the “Owner Trustee”) and the Company (as the same may be amended, supplemented, assigned and assumed from time to time, the “Trust”);]

WHEREAS, the [Owner Trustee / Company] is the owner of that certain [______] aircraft bearing manufacturer’s serial number [____] (the “Aircraft”) and has leased the Aircraft pursuant to that certain Aircraft Lease Agreement dated [_____] (as the same may be amended, novated, supplemented or modified from time to time, the “Lease,” which term shall include any subsequent leases for the Aircraft during the term of this Agreement) between the [Owner Trustee / Company] and [______] (the “Lessee”); and

WHEREAS, the Company wishes to engage BBAM and BBAM Ireland, collectively, as Servicers to provide certain administrative and management services with respect to the Aircraft during the term of the Lease and each of BBAM and BBAM Ireland hereby accepts such appointment and agrees to provide such services, all in accordance with the terms hereof.

NOW, THEREFORE, it is agreed as follows:

For purposes of this Agreement capitalized terms not defined herein shall have the meanings provided in the Lease.

1.            Administration and Servicing Obligations; Term.

The Company hereby appoints BBAM and BBAM Ireland, collectively, to act as the exclusive servicer in respect of its interest in the Aircraft and the Lease and for the acquisition and disposition of the Aircraft.  The term of this Agreement will commence on the date hereof and, unless terminated earlier in accordance with Section 10, shall end on the earlier of [insert date] or the date on which the Company ceases to own the Aircraft; provided that in either such case, the affairs of the Company in relation to the Aircraft have been wound up and the Company shall have performed its payment and other obligations under this Agreement (the “Term”).  Pursuant to this appointment, BBAM and BBAM Ireland will perform the services listed in Schedule 1 to this Agreement.  All services listed on Schedule 1 hereto, together with all activities undertaken by the Servicers in connection with this Agreement, the Lease or the Aircraft, are referred to collectively as the “Services”.

2.            Compensation for Services.

In consideration of the Servicers performing the Services, the Company shall pay the Servicers the following fees (collectively, the “Fees”):

(a)          a servicing fee equal to 3.5% of the monthly rents (excluding maintenance reserves or other supplemental rent) actually collected (including the application of a deposit for monthly rent owed) which fee shall be deemed fully earned upon receipt of any monthly rent and is payable monthly in arrears on the first day of each calendar month;

(b)          as administrative fee equal to $1,000 per month, which shall be deemed fully earned upon the first day of each calendar month, shall be prorated for any partial month and is payable monthly in arrears on the first day of each calendar month; and

(c)          a disposition fee equal to 1.5% of the gross consideration collected with respect to the sale of the Aircraft, which such fee shall be deemed fully earned upon receipt of such sales proceeds and is payable upon such receipt; provided however, no such Fee shall be payable on the sale of the Aircraft related to a refinancing or a transfer of the Aircraft among the Company’s subsidiaries.

3.            Servicer’s Expenses.

Except as provided in Section 4 hereof, all reasonable out-of-pocket expenses (including without limitation, reasonable attorneys’ fees) incurred by each Servicer (and any Servicer delegate) in connection with the performing the Services will be reimbursable by the Company to each Servicer upon receipt of invoice.  The Servicers shall be under no obligation to incur material costs and may condition the performance of any Services that would require the same upon the receipt of an appropriate cost advance from the Company.  The Company will provide customary directors’ and officers’ liability insurance for any employees of the Servicer who act as directors or officers of the Company.

4.            Other Parties.

It is acknowledged and agreed that the Servicers may, in order to discharge the Services, engage other parties to provide services or render advice where the Servicers believe this is appropriate; provided that any such other party is reputable in the industry and selected in accordance with the Standard of Care.  Except as provided in Section 3, such engagement shall be at the Servicers’ expense and shall not in any way affect the Servicers’ responsibility to the Company to provide the Services.

5.            Standard of Care; Conflicts Standard; Limitations on Liability; Indemnity.

The Servicers shall use reasonable care and diligence at all times in the performance of the Services consistent with the customary commercial practice of major international aircraft lessors in the management, servicing and marketing of commercial jet aircraft and related assets and with no less care and diligence than the Servicers would use in providing the Services with respect to aircraft that are owned or managed by the Servicers (the “Standard of Care”); provided, however, that the Company acknowledges and agrees that the Servicers’ ability to use such care and diligence may be limited or restricted by the provisions of this Agreement or by any other agreement that is binding on the Company (including the Lease) or by actions or omissions of the Company.

The Company acknowledges and agrees that:  (a) in addition to providing the Services to the Company under this Agreement, the Servicers shall be entitled to manage, service and market from time to time the separate assets and businesses of the Servicers, theirs affiliates, and other third parties (the assets of the parties described in this sentence are collectively referred to as the “Other Assets”); and (b) in the course of conducting such activities, the Servicers may from time to time have conflicts of interest in performing the Services.  If any such conflicts of interest arise, the Servicers agree to perform the Services in good faith and, without prejudice to the generality of the foregoing, to the extent that the Aircraft and such Other Assets are similar in terms of objectively identifiable characteristics relevant for purposes of the particular Services to be performed, the Servicers shall not discriminate against the Aircraft on an unreasonable basis.

The relationship between the Servicers and the Company is an agency relationship.  The Servicers shall not be under any fiduciary duty or other implied obligation or duty to the Company arising out of this Agreement, it being agreed that the rights and obligations of the parties hereto shall only be those expressly provided for in this Agreement.

Neither of the Servicers nor any affiliate of the Servicers to whom duties of the Servicers are delegated pursuant to this Agreement, nor any agent, contractor, vendor, member, partner, manager, director, officer, employee of the Servicers or any such affiliate or any other person who serves at the request of any of the foregoing in connection with this Agreement (each severally, a "BBAM Covered Person") shall be liable, responsible or accountable in damages or otherwise to the Company for any losses, damages, liabilities, demands or expenses suffered by the Company or which directly or indirectly arise out of, in connection with or related to, the Lease, the Aircraft or the performance by the Servicers or any BBAM Covered Person of the Services, or any mistakes of judgment or for action or inaction, except to the extent attributable to the gross negligence or willful misconduct of the Servicers or such BBAM Covered Person.  In no case shall the liability of the Servicers exceed the revenues actually received by the Servicers from the Company pursuant to this Agreement.

The Company agrees on demand to indemnify, defend and hold harmless the Servicers and any BBAM Covered Person from and against all claims, demands, costs, expenses and liabilities incurred by the Servicers or any BBAM Covered Person which directly or indirectly arise out of, in connection with or are related to, the Lease, the Aircraft or the performance by the Servicers or any BBAM Covered Person of the Services, unless caused by the gross negligence or willful misconduct of the Servicers or any BBAM Covered Person.  The obligations of the Company under this Section 5 shall survive the termination of this Agreement pursuant to Section 10 hereof or otherwise.

6.            Transaction Approval Requirements.

The Servicers shall not do any of the following without the prior approval of the Company:

(a)
other than as required under the terms of the Lease sell (or enter into any agreement to sell) or otherwise dispose of the Aircraft (excluding any sale or exchange of any Engine, parts or components thereof or aircraft or engine spare parts or ancillary equipment or devices furnished therewith) forming part of the Aircraft;

(b)	enter into any new lease of the Aircraft (or any renewal or extension of a Lease);

(c)
terminate a Lease with respect to the Aircraft except in the case of a lessee default, bankruptcy or insolvency or circumstances in which the Servicers consider such a default, bankruptcy or insolvency as likely to occur;

(d)	enter into on behalf of the Company any order or commitment to acquire aircraft, engines or any part thereof, other than as contemplated by the Lease; and

(e)
to the extent that they have a right to make, consent to, or prevent any such action, make or consent to any material modification to the Aircraft or to any required insurance with respect to the Aircraft, or cause the Aircraft to be employed in any place or in any manner or for any purpose inconsistent with the terms of or outside the coverage provided by any required insurance.

7.            Notices.

Any notice or communication under or in connection with this Agreement shall be in writing and shall be delivered personally or by post, telex, facsimile (confirmed as received by the recipient) or cable to the respective addresses or telex or fax numbers given below or such other address or telex or fax number as the recipient may have notified to the sender in writing.  Proof of posting or dispatch shall be deemed proof of receipt:

(a)	in the case of a letter, on the fifth business day after posting;

(b)	in the case of a telex or cable, on the business day immediately following the date of dispatch; and

(c)	in the case of a facsimile, on the date on which the recipient confirms receipt:

to BBAM at:	50 California Street, 14th Floor
San Francisco, CA 94111
Facsimile:	415-618-3337
Attention :	General Counsel

to BBAM Ireland at:	West Pier Business Campus, Dun Laoghaire

County Dublin A96 N6T7, Ireland
Facsimile:	+353-1-231-1901
Attention:	General Counsel

to the Company at:	[_____________]
[_____________]
[_____________]
[_____________]

Any party by notice given in accordance with this Section 7 to the other party may designate another address or person for receipt of notices hereunder.

8.            Governing Law.

This Agreement, and all matters arising out of or relating to this Agreement (whether in contract or tort), shall governed by, and shall be construed in accordance with, the laws of the State of New York, without regard to conflict of law principles.

9.            Non‑Exclusive Jurisdiction in New York.

The parties hereby consent to the non‑exclusive jurisdiction of any state or Federal court located in the County of New York, New York.  Nothing herein will prevent any party from bringing suit in any other appropriate jurisdiction.  The parties hereby agree that service of process may be made upon each of them by mailing copies of the summons and complaint to the person to be served by air mail, certified or registered mail to the address set forth in Section 7, postage prepaid, return receipt requested, or in accordance with the Hague Convention, if applicable.

10.          Termination, Resignation.

The parties hereto agree that BBAM’s and BBAM Ireland’s appointment as Servicers may be terminated prior to the expiry of the Term at the election of the Company, by written notice to the Servicers, if a “Termination Event” occurs and is not cured within the applicable cure periods described below.  For purposes of this Section 10, each of the events described in the following paragraphs shall constitute a Termination Event:

(a)
the insolvency of the Servicers or the commencement of any voluntary or involuntary bankruptcy, insolvency, liquidation, winding-up or similar proceedings in relation to the Servicers, which in the case of an involuntary bankruptcy or similar proceeding is not dismissed with 90 days;

(b)	the Servicers shall make a general assignment for the benefit of their creditors;

(c)	the Servicers commit a material breach of any one or more of the obligations contained in this Agreement and fail to cure such breach within 30 days after written notice thereof by the Company; or

(d)	the Servicers cease to be actively involved in the aircraft leasing business.

Each of Servicers shall be entitled to resign their appointment prior to the expiry of the Term if the Company shall fail to pay in full any Fee, reimbursable expense or such other amount payable to the Servicers hereunder within 5 days after receipt of written notice from the Servicers of such failure.

Upon the occurrence of a Termination Event or any resignation of the Servicers pursuant to this Section 10, the Servicers shall as soon as reasonably practicable wind up their performance of the Services and, if applicable, reasonably assist the Company in transitioning to a replacement servicer.  So long as the Servicers are continuing to perform any of the Services, all provisions of this Agreement shall remain applicable, including provisions relating to the payment of Fees and reimbursement of expenses.  The Servicers shall continue in their role until a replacement servicer has assumed servicing responsibilities or the affairs of the Company in relation to the Aircraft have been wound up, as applicable; provided, however, in no event shall the Servicers be obligated to perform any of the Services during any period in which they are not be paid, nor shall the Servicers be obligated to assist in transitioning to a replacement servicer or winding up the Company for a period in excess of 120 days.  Within thirty (30) days following the date that the Servicers’ appointment terminates, all Fees that have been earned by the Servicers, but not yet paid, and all expenses and other amounts that have become payable hereunder to the Servicers, but not yet paid, shall be paid by the Company.

11.          Confidentiality.

This Agreement is confidential and neither party shall disclose any or all of its content to any third party, other than to its affiliates and, in the case of the Servicers, any party to which it makes a delegation pursuant to Section 4 hereof, without the prior consent of the other party.

12.          Counterparts.

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

13.          Amendment.

This Agreement shall not be amended or varied otherwise then by an instrument in writing executed by the parties hereto.

14.          Illegality.

If any provision of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

15.          No Services requiring authorisation.

Notwithstanding any other provision of this Agreement, the Parties acknowledge and agree that the Servicers shall not and shall not be required to undertake any activity or perform any service that would require any Servicer to obtain an authorisation or registration from a regulatory or governmental authority, including the Central Bank of Ireland, pursuant to, inter alia, the European Union (Markets in Financial Instruments) Regulations 2017, the European Union (Insurance Distribution) Regulations 2018, the European Union (Payment Services) Regulations 2018, the European Union (Alternative Investment Fund Managers) Regulations 2013, the Central Bank Act 1971, the Central Bank Act 1997, the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 or any other applicable law (each as may be amended from time to time). In particular, the Servicers are not required to provide any service with respect to financial instruments within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017, including for the avoidance of doubt, shares in Aircraft-owning companies, bonds and derivatives.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

[_____________]

By:
Name:
Title:

BBAM US LP

By:
Name:
Title:

BBAM AVIATION SERVICES LIMITED

By:
Name:
Title:

-Signature Page-
Servicing Agreement
(MSN(s) [___]

Schedule 1

Standard Servicing Obligations

Lessee Communications & Reporting
-       Receive, review, and respond to all communications with the Lessee and advise/invoice the Company as necessary
-       Monitor the Lessee’s periodic reporting obligations (utilization and maintenance status, financial statements, etc)

Lease Options
-      Advise Company with respect to necessary action in connection with purchase, Lease extension and other Lease options
-      In the event of an insolvency of the Lessee or other Lease Event of Default, engage the Lessee in connection with negotiations,   restructuring or other workout and advise Company with respect to any recommended action

Invoicing & Routine Administration of Receivables	- Invoice the Lessee for amounts due, including Basic Rent, Security, Overhaul Payments or other payments, under the Lease - Monitor and maintain appropriate payment records

Maintenance Reserve Administration
-       Monitor the performance of maintenance obligations by the Lessee under the Lease
-       Monitor periodic payments and verify relevant calculations
-       Review and recommend payment with respect to approval of maintenance reserve reimbursement claims
-       Upon redelivery of aircraft, arrange for inspection of aircraft, review and maintain records, determine whether Lessee has complied with the terms of the Lease, including all redelivery requirements, airworthiness directives and maintenance obligations

Insurance
-       Monitor performance of the Lessee’s insurance obligations under the Lease
-       Review agreed values and advise the Company if increases or additional coverages should be effected, and, to the extent commercially available, procure such increases or additional coverages as directed by the Company
-       Notify the Company promptly in writing of incidents known to the Servicers resulting in damage with cost potentially exceeding Damage Notification Threshold
-       Procure insurance for aircraft off-lease (at Company’s expense) in accordance with standard BBAM practices

Enforcement
-      Take necessary steps to enforce the obligations of the Lessee under the Lease and, following a default, all steps necessary or appropriate to preserve and enforce the rights of the Company under the Lease

Technical Services
-       Monitor performance of the Lessee’s maintenance payment obligations under the Lease by reference to the monthly reports provided by the Lessee under the Lease
-       Arrange, when requested by the Company, and at the Company’s cost, physical inspections by the Servicers or any other person nominated by the Company and provide written reports (including assistance relating to any valuation or appraisal services)
-       Monitor the Lessee’s compliance with respect to service bulletins and airworthiness directives required by the Lease, which may be subject to cost sharing arrangements as between the Company and the Lessee pursuant to the Lease, including a review of the calculation of such cost sharing
-       Review and make recommendations in respect of Lessee proposals for modifications to the Aircraft
-       Review proposed changes to the maintenance program for the Aircraft of which the Servicers have knowledge
-       Redelivery management (compliance with redelivery requirements (including, without limitation, service bulletins and airworthiness directives compliance required by the Lease), documentation and acceptance)

Operational Reports/Notices
-       Provide notice to the Company of any material Lessee payment defaults
-       Provide to the Company technical status updates (utilisation and timing of major maintenance payments) as requested by Company
-       Information and reports provided by the Lessee under the Lease and received by the Servicers
-       Provide to the Company notice of Events of Default of which the Servicers have knowledge
-       Provide to the Company notice of any claim made by the Lessee against the Company of which the Servicers have knowledge

Other
-       Prepare, draft and negotiate each lease agreement for each new lease the Company enters into with respect to the Aircraft
-       Receive and review any estimate of cost, invoice or other request for reimbursement or expenditure pursuant to the Lease
-       Evaluate and advise the Company regarding any proposal or request to approve pooling arrangements in respect of the Aircraft made by the Lessee in accordance with the Lease
-       Consult with the Company to discuss any matters relating to the Lease, the Aircraft or the Lessee (i) whenever the Company shall reasonably request and/or (ii) whenever the Servicers shall deem it advisable, provided always that that such advice does not involve any recommendation relating to financial instruments, within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017, such as interests in an Aircraft-owning vehicle.
-       Set up and manage corporate bank accounts in the name of and on behalf of the Company in connection with the performance of the Services provided always that the management and administration of such corporate bank accounts does not involve the Servicers investing funds on deposit in the accounts in financial instruments, within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017.
-       Procure legal, tax and accounting services on behalf of the Company as is necessary or desirable in connection with the performance of the Services
-       Forward promptly a copy of any material communication received from any person in relation to the Lease, Aircraft or engine
-       Hold all original Lease and Lease related documents (or copies thereof) of the Company in safe custody, by application of measures comparable to those each Servicer uses in the retention of its own original documents of a similar nature
-       If the Lease terminates or expires for any reason, the Servicers shall use commercially reasonable efforts to lease, sell or otherwise remarket the Aircraft taking into account the then current market conditions